BRAND LICENSE AGREEMENT

made by and between

WORLD TRADITIONAL FUDOKAN

SHOTOKAN KARATE-DO FEDERATION

and

HPIL HOLDING

December 29, 2014

BRAND LICENSE AGREEMENT

This BRAND LICENsE Agreement (the “Agreement”) is made this 29th day of December, 2014 (“Effective Date”) by and between World Traditional Fudokan Shotokan Karate-Do Federation, a company organized under the laws of Switzerland, having place of business located at Etzelblickstrasse 1, CH-8834 Schindellegi, Switzerland (the “Licensor”), and HPIL Holding, a Nevada (United States of America) corporation, having a place of business located at 7075 Gratiot Road, Suite One, Saginaw, MI 48609, United States of America (the “Licensee” and together with the Licensor, the “Parties”, and each, a “Party”).

RECITALS

WHEREAS, the Licensor is the owner of certain brand and trademarks relating to a certain worldwide karate federation known as World Traditional Fudokan Shotokan Karate-Do Federation.

WHEREAS, the Licensee desires to obtain from the Licensor an exclusive, worldwide, transferrable license covering the Licensed Brand and Trademarks (as defined below) and production, distribution and sale of certain Licensed Products (as defined below) in order for the Licensee to make, use and sell the Licensed Products (the “License”); and

WHEREAS, the Licensor is willing to grant to the Licensee the License pursuant to the following mutually agreed terms and conditions.

AGREEMENT

NOW, THEREFORE,  for good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.                Definitions.  As used in this Agreement the following terms shall have the following meanings:

a)                The “Licensed Brand and Trademarks” shall mean the brand, marks, logos, names, service marks, trademarks, trade names, unexpired patents, utility models, and applications identified on Exhibit A, and any other United States and foreign patents, utility models, and applications hereafter developed by the Licensor.

b)                The “Licensed Product(s)” shall mean the Licensor’s clothing, accessories and sporting goods, including basic sporting equipment and additional sporting merchandise, which are products covered, in whole or in part, by the Licensed Brand and Trademarks identified on Exhibit A, and all modified, improved and derivative versions thereof manufactured by the Licensee after the Effective Date, and which are added to Exhibit B by agreement of the Parties.

c)                The “Net Selling Price” shall mean the gross selling price of the Licensed Products in an arms-length transaction for cash between unaffiliated parties, less the following charges to the extent they are included in the gross selling price and are separately billed to the customer: (i) special taxes, including purchase, sales, import, export, excise, if any; (ii) custom duties; (iii) freight and transportation from place of manufacture to the customer’s premises; and (iv) cash discounts, returns, or refunds.

d)                 “Territory” shall mean worldwide, in particular in the countries identified on Exhibit C, where the Licensor has operations as of the Effective Date.

All other capitalized terms not defined hereinabove shall have those meanings ascribed them by the context or the reference in the sentence in which such term occurs.

2.                Grant of License.  The Licensor hereby grants to the Licensee the License in order to make, use, or sell the Licensed Products throughout the Territory during the Term hereof.  For the avoidance of doubt, the License may be assigned or sublicensed, in whole or in part, without the written consent of the Licensor.  However, the Licensee shall be promptly notify the Licensor of such assignment or sublicense within a reasonable time following the occurrence of either.

3.                Ownership; Improvements.  The Licensee acknowledges and agrees that the Licensor is the exclusive owner of all Licensed Brand and Trademarks licensed herein and nothing herein shall be construed as an assignment or grant of any other right other than the right to use the Licensed Brand and Trademarks as specifically provided by this Agreement.  Any improvements, enhancements, or modifications to the Licensed Products (collectively “Improvements”) whether made by the Licensee or the Licensor shall be owned by the Licensor.  In the event the Licensee shall make or conceive any and all Improvements to the Licensed Products during the Term, such Improvements shall be immediately and fully communicated to the Licensor and the Licensee shall have the exclusive right to make, use, or sell the Licensed Products with such Improvements under the terms of this Agreement without payment of any added fees other than that which is otherwise provided for in Paragraph 5 of this Agreement.

4.                The Licensee’s Obligations.    The  Licensee, for the Term of this Agreement, agrees that it will:

a)                use commercially reasonable efforts to promote, market and sell the Licensed Products throughout the Territory in accordance with the Forecasted Business Plan set forth in Exhibit D (“Forecasted Business Plan”) provided by the Licensor, and approved by the Licensee, and based on the minimum common goals that the Parties wish to achieve during the Term of this Agreement; and

b)                manufacture the Licensed Products with the Licensed Brand and Trademarks in accordance with the instructions furnished by the Licensor using the highest degree of skill in the industry; and

c)                provide to the Licensor with samples of the Licensed Products and access to the Licensee’s facility to insure the Licensed Brand and Trademarks are being used correctly and manufacture the Licensed Products in accordance with minimum quality standards; and

d)                Provide prompt written notice to the Licensor of any customer complaints, product liability claims, or claims that the Licensed Brand and Trademarks licensed herein infringe the rights of a third party.

5.                License Fees/Payment.

a)                Fees.  In consideration of the grant of the License set forth hereinabove, the Licensee shall pay the Licensor a license fee equal to Five Percent (5%) of the Net Selling Price for the Licensed Products sold (the “License Fee”) to be paid in accordance with Section 5(c) below. In addition, the Licensee shall pay the Licensor a one-time payment in the amount of Seven Hundred Fifty Two Thousand (752,000) shares of treasury common stock of the Licensee at a prevailing price of Nine Dollar Five Cents ($9.05) per share as of the Effective Date for a total value of Six Million Eight Hundred Five Thousand Six Hundred Dollars ($6,805,600), to be issued within seven (7) calendar days of the Effective Date (the “Shares”; the Shares together with the License Fee, the “License Consideration”).

b)                Revenue Reports.  The Licensee shall provide to the Licensor reports of all revenues actually received from the sale of the Licensed Products on a calendar quarter basis (the “Revenue Reports”).  The Revenue Reports shall be due no later than fifteen (15) calendar days from the end of each calendar quarter (March 31, June 30, September 30, and December 31) and will contain details concerning, at a minimum, the name, address and contact information for each customer; the quantity, size, and type of the Licensed Products sold to each customer and the corresponding sales price, and such other information as the Licensor shall reasonably require.  Each Revenue Report shall contain a financial accounting of the License Fee due to the Licensor.

c)                Payments.  Upon receipt of each of the Revenue Reports set forth in subsection (b) above, the Licensor shall issue an invoice to the Licensee for the License Fees due and the Licensee shall pay such invoice within four (4) months of receipt of the invoice.  All payments shall be made in U.S. dollars.  For payments due to the Licensor for sales in foreign venues, such payments will be made in U.S. dollars converted from a particular foreign currency according to the exchange rate published in the Wall Street Journal on the last day of the calendar quarter in which the sale were made (e.g., March 30, June 30, September 30, and December 30).

d)                Amended Forecasted Business Plan; Minimum Annual Purchases.  On each anniversary of the Effective Date, the Licensor shall submit a revised Forecasted Business Plan (each an “Amended Forecasted Business Plan”) to the Licensee detailing projected financial goals for sales of the Licensed Products throughout the Territory for the next year.  The Amended Forecasted Business Plan shall include targeted customers for the Licensed Products, projected sales forecasts and expected related License Fees, and such other information, as the Licensor and Licensee shall mutually agree.  It is understood and agreed by the Licensor and Licensee that each year during the Term, the annual Licensed Product sales projected by the Licensor on the Forecasted Business Plan or the Amended Forecasted Business Plan, as applicable, for that year (the “Projected Sales”) shall not be more than twenty-five percent (25%) less than the actual Licensed Product sales for that year (the “Minimum Sales Threshold”).  At the end of each calendar year, the Licensor and Licensee shall mutually review and compare the Licensee’s actual Licensed Product sales against the Projected Sales for that year.  In the event that the Projected Sales fall below the Minimum Sales Threshold for a given year, then, among other remedies available under this Agreement, the Licensor and Licensee shall renegotiate the License Consideration in good faith based on such deviation from the Minimum Sales Threshold and endeavor to conclude such negotiations within sixty (60) calendar days of the close of that calendar year.

e)                Recordkeeping/Audit.  At all times during the Term of this Agreement, and for at least five (5) years after the termination or expiration of this Agreement, the Licensee shall maintain complete and accurate records with respect to its activities and all revenues received pursuant to its activities under this Agreement.  Such records shall include a complete list of the customer’s name, address, and primary contact, and all data needed for verification of the amounts to be paid to the Licensor under this Agreement.  The Licensor shall have the right during normal business hours to inspect the Licensee’s facilities and audit the Licensee’s records relating to the Licensee’s activities hereunder in order to verify that the Licensee has paid the correct amounts owed to the Licensor under this Agreement and otherwise complied with the terms of this Agreement.  In the event any underpayment greater than Five Percent (5%) of the license fees already received is revealed in the course of the audit, then the Licensee shall promptly pay for the cost of the audit during which the error was discovered as well as the relevant shortfall.

6.                Confidential Information.

a)                Each Party agrees not to disclose any Confidential Information it receives from a disclosing Party without the prior written consent of the Party making the disclosure.  The term “Confidential Information” as used herein means all information, data and experience, whether of a technical, engineering, operational or economic nature, obtained by either Party from the other, relating to this Agreement, and may include, without limitation, information relating to the disclosing Party’s research and development, marketing plans or techniques, client lists and any scientific or technical information, design, process, procedure, formula or know-how (whether or not patentable), financial data, and employee information.  The foregoing restrictions as to disclosure and use of Confidential Information shall not apply: (a) to any information which is now part of the public domain or which hereafter becomes part of the public domain through no fault of the receiving Party; or (b) to any information which was in the receiving Party’s possession at the time of receipt from the disclosing Party as may be demonstrated by prior written record; or (c) to any information which subsequently comes into the receiving Party’s possession and was not acquired by the receiving Party directly or indirectly from (i) the disclosing Party; (ii) sources under obligation of secrecy to the disclosing Party; or (iii) sources which require the receiving Party to hold it in confidence; or (d) to any information which is independently developed by an employee or agent of the receiving Party without knowledge of the disclosing Party’s Confidential Information as may be demonstrated by prior written record; or (e) to any disclosure of Confidential Information made in response to a valid order of a court or other governmental body provided, however, that before making disclosure pursuant to such order, the Party subject thereto shall have given notice in writing to the other Party and the Party whose Confidential Information is to be disclosed shall have a reasonable opportunity to obtain a protective order requiring that the Confidential Information so disclosed be used only for the purpose for which the order was issued.

                             b)                Return of Confidential Information.

Upon termination of this Agreement, each Party shall return all Confidential Information and all copies thereof to the other Party, and each Party shall furnish such Party with a certificate in writing stating that it has fully complied with the obligations under this Section.

7.                Representations and Warranties

 The Licensor warrants and represents as of the Effective Date of this Agreement that the Licensor is the owner of all right, title, and interest in and to the Licensed Brand and Trademarks,   and that it has the right to enter into this       Agreement, to the best of the Licensor’s knowledge, the Licensed Brand and Trademarks do not infringe upon the intellectual property rights of a third party, and that there are no other intellectual property rights owned or controlled by it, needed or required for the Licensee, for the full use and enjoyment of the rights licensed herein.  Except as set forth hereinabove, THE Licensor makes no other warranties, whether express or implied, regarding the LICENSED BRAND AND TRADEMARKS or use thereof including, but not limited to any warranties of merchantability, or of fitness for a particular purpose.

8.               Indemnification.

 The Licensor will indemnify, defend and hold the Licensee, its shareholders, directors, officers, employees, agents, successors and assigns harmless from any and all losses, costs, liabilities, damages,     claims and expenses of    every kind and nature, including reasonable attorneys fees (collectively, “Claims”) resulting from a breach of any of its representations or warranties made under this Agreement. The Licensee will indemnify, defend, and hold the Licensor, its shareholders, directors, officers, employees, agents, successors, and assigns harmless from and against any and all Claims arising out of or resulting from (i) the failure to comply with any of its obligations, representations or warranties under this Agreement or (ii) the manufacture, sale, or use of the Licensed Products.  The indemnifying Party (“Indemnifying Party”) agrees to give the indemnified Party (“Indemnified Party”) prompt notice of any such Claims that come to its attention and the Indemnifying Party has the right and obligation, at its sole expense, to investigate and defend (with counsel of its own choosing) such allegations and Claims and shall be solely responsible for paying attorneys’ fees, satisfying any monetary judgments awarded, or satisfying any settlements entered in to as a result of such Claims.  The Indemnified Party may, at its sole election, participate in any such defense at its own expense.  In any such events, the Indemnified Party agrees to keep the Indemnifying Party fully informed regarding such Claims.

9.               Insurance.

            a)         the Licensee shall maintain and carry: (i) property and general liability insurance, including public liability, property damage liability, product liability and contractual liability coverages; and (ii) workers’ compensation and employers’ liability insurance covering all employees engaged in the manufacture of the Products; in each case in such amounts and with such limits (subject to subparagraph (b)) and with such insurers that are reasonably acceptable to the Licensor.

            b)         the Licensee’s liability insurance policies shall have combined single limits of no less than five million U.S. dollars (U.S. $5,000,000) per occurrence and in the aggregate; provided that such limits shall not limit the Licensee’s liability under this Agreement.  The Licensee’s property insurance policies shall be written on a “replacement cost” basis and the Licensee’s workers’ compensation policies shall be in compliance with applicable statutory requirements and limits.

            c)         the Licensee shall furnish the Licensor with certificates or other satisfactory proof of insurance confirming the foregoing insurance coverages within ten (10) calendar days of the Licensor’s request.  Any such certificate shall provide for terms and conditions satisfactory to the Licensor whereby, among other things: (i) the interest of the Licensor in such insurance coverage has been recognized, whether by way of designating the Licensor as loss payee or otherwise, as may be requested by the Licensor from time to time; and (ii) the Licensor will receive not less than thirty (30) calendar days prior written notice from the insurer before any termination or reduction in the amount or scope of coverage can occur, with the Licensor having the right, but not the obligation, to maintain such insurance coverage prior to the expiration of such notice.  The receipt or review of such certificates or other proof of insurance coverage at any time by the Licensor shall not relieve the Licensee from its insurance obligations hereunder or reduce or modify such insurance obligations.

10.             Term and Termination.

a)                Term.  The term (the “Initial Term”) of this Agreement is valid for twenty five (25) years, commencing on January 1, 2018 and continuing until December 31, 2042, or until terminated as provided hereinbelow. Upon the expiration of the Initial Term and each Successive Term (as defined below) this Agreement shall automatically renew for an additional successive twenty five (25) year term (each a “Successive Term”; the Initial Term and each Successive Term are collectively referred to herein as the “Term”) on the same terms and conditions provided in the Agreement, or until the Licensee provides written Notice of nonrenewal at least three (3) years before the end of the then-current Term or unless and until sooner terminated as provided under this Agreement.

b)                Termination for Breach.  The Licensor may terminate this Agreement effective immediately upon notice to the Licensee if: (a) the Licensee fails to pay any portion of the License Fees due under this Agreement within ten (10) calendar days after receiving written notice from the Licensor that such payment is due or (b) the Licensee breaches any other provision of this Agreement or any other agreement with the Licensor, and does not cure such breach within thirty (30) calendar days after receiving written notice thereof.  The Licensee may terminate this Agreement effective immediately upon notice to the Licensor if the Projected Sales fall below the Minimum Sales Threshold for a given year, in which case the License will immediately terminate and, if such termination occurs within fifty-two (52) months of the Effective Date, Licensor shall either return to Licensee the Shares paid as partial consideration for the License or pay to Licensee the amount in U.S. dollars equivalent to the value of the Shares as of the Effective Date.

c)                Termination upon Bankruptcy or Sale of the Business.  Either Party may terminate this Agreement upon written notice to the other in the event:  (a) a petition or action is filed or taken by or against the other Party under any insolvency or bankruptcy law that is not dismissed within sixty (60) calendar days, (b) a receiver is appointed over the other Party’s assets, (c) the other Party makes an assignment for the benefit of its creditors, (d) the other Party ceases to function as a going concern, or (e) the other Party shall sell all or substantially all of the assets of its business.

11.             Miscellaneous.

a)               Export Compliance.  The following restrictions shall apply to all the Licensed Brand and Trademarks and other information and assistance furnished or disclosed to the Licensee by the Licensor (herein called “technical data” and “technical assistance”, respectively).  In connection with the disclosure, delivery, or export of technical data or technical assistance by the Licensor to the Licensee, the Licensee shall comply, and shall cause its corporate entities and subcontractors at all tiers to comply with any export restrictions imposed by any governmental agency of the United States of America, including without limitation the provisions of the Export Administration Act of 1979 (50 USC 2401-2420) and the Export Administration Regulations (15 CFR 768-799) promulgated thereunder; and the Foreign Corrupt Practices Act.  The Licensee shall indemnify and hold the Licensor harmless to the full extent of any loss, damage, or expense, including lost profit, attorney’s fees and court costs, for any failure or alleged failure of the Licensee to comply with the above referenced laws and regulations.

b)               Independent Contractors.  The Parties are Independent Contractors.  Nothing in this Agreement shall be construed to create a partnership, joint venture or agency or any form of fiduciary relationship.  Except as otherwise expressly authorized by this Agreement, neither Party shall make any express or implied agreements, warranties or guarantees or representations or incur any debt in the name of or on behalf of the other Party, or take any actions or make any statements that indicate that the relationship between the Parties is other than that of Independent Contractors.

c)               Severability and Construction.  Except as expressly provided to the contrary herein, each provision of this Agreement shall be considered severable; and if, for any reason, any provision herein is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by a court or agency having valid jurisdiction, such shall not impair the operation of, or have any other effect upon, such other provisions of this Agreement as may remain otherwise enforceable, and the latter shall continue to be given full force and effect and bind the parties hereto and the invalid provision shall be deemed not to be a part of this Agreement.  Except as expressly provided to the contrary herein, nothing in this Agreement is intended, nor shall be deemed, to confer upon any other person or legal entity any rights or remedies under or by reason of this Agreement.

d)               Entire Agreement.  This Agreement constitutes the complete agreement between the Parties concerning the subject matter of the Agreement and supersedes and replaces all prior agreements between the Parties, written or oral, concerning the subject matter hereof and no other representations have induced either Party to execute the Agreement.  No amendment, change or variance from this Agreement shall be binding on either Party unless executed in writing by a principal officer or authorized executive of both the Parties.

e)               Assignment.  This Agreement shall not be assigned by the Licensor with a without prior written notification consent of the Licensee. Subject thereto, this Agreement is binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

f)                Notices.  Any notices required to be given hereunder to either Party shall be given in writing by (a) personal delivery, certified mail, return receipt requested, or (b) facsimile transmission with a copy by first class mail directed to the other Party at the respective addresses set forth above or at such other address as the Parties shall have previously designated by notice given in accordance with this Section.  All written notices shall be deemed delivered on the date of personal delivery, three days after having been placed in the U.S. mails or the next business day if given by facsimile transmission.

g)               Waiver.  The failure of either Party to enforce at any time any of the provisions of this Agreement, or to exercise any option which is herein provided or to require at any time performance by the other Party of any of the provisions hereof, shall in no way be construed to be a waiver of such provisions, nor in any way to affect the validity of the Agreement or any part thereof, or the right of the Party to thereafter enforce each and every such provision.

h)               Applicable Law.  The Agreement shall be interpreted and construed under the laws of the State of Nevada, United States of America, without regard to its conflict of law principles.  This Agreement may be enforced only in state or federal courts located in Nevada.  The Parties agree that such courts shall have venue and exclusive subject matter and personal jurisdiction, and consent to service of process by registered mail, return receipt requested, or by any other manner provided by law.

i)                Arbitration.  Each Party agrees that any and all disputes or controversies between the Parties arising out of or in connection with this Agreement shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce; provided, a Party may seek a temporary restraining order, preliminary injunction, or other provisional judicial relief if in its judgment such action is necessary to avoid irreparable damage or to preserve the status quo.  Despite any such action for provisional relief, the Parties will continue to participate in good faith in the procedures specified in this section.  Each Party shall appoint one arbitrator who shall mutually appoint a third arbitrator who shall be the sole arbitrator for the proceeding.  The arbitration shall be held, and any award shall be rendered, in Paris (France), in the English language.  The award may include reimbursement of the costs of the arbitration (including, without limitation, reasonable attorney fees) to the prevailing Party or a portion of such costs as determined by the arbitrator.  An award of the arbitrator shall be final and binding on the Parties and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction.

[THIS SPACE LEFT INTENTIONALLY BLANK.

SIGNATURES CONTAINED ON THE FOLLOWING PAGE.]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date set forth above.

World Traditional Fudokan Shotokan

Karate-Do Federation, a company

organized under the laws of Switzerland.

(the “Licensor”)

By:      /s/ Ionel Bara

Its:       President and CEO

Date:   12/29/2014

HPIL Holding, a Nevada (USA) corporation.

(the “Licensee”)

By:      /s/ Nitin Amersey

Its:       Chief Financial Officer

Date:   12/29/2014

EXHIBIT A

THE LICENSED BRAND AND TRADEMARKS

MARK 1

MARK 2

MARK 3

EXHIBIT B

THE LICENSED PRODUCTS

1)       Basic Licensed Products for Licensor’s affiliates (i.e. athletes, masters and leaders): Kimono Karate, Complete Suit, Protection Woman/Man, Official Complete Suit, Hakama Complete Judge Suit, Embroidered Badge, Karate Belts Kyu / Dan, Official Complete Suit (all together “Basic Equipment”).

2)       Additional Licensed Products for Licensor’s affiliates (i.e. athletes, masters and leaders) and available for fans and amateurs, and for general costumers: Sport Suit, Running Top, Running Shorts, T-Shirts, Sport Shoes, Sport bag, Sport Cap, Cap, Gloves, Scarf, Socks, Karate Slippers, other products need to be approved by the Parties (all together “Additional Sporting Merchandise”).

EXHIBIT C

THE TERRITORY

The Territory is the entire world, in particular the Territory is applicable to permit Licensee with the support of Licensor through Licensor’s official associates and members in the countries listed below, to sell the Licensed Products to Licensor’s official affiliates (i.e. athletes, masters, leaders represented by their respective clubs, gyms, associations, etc.), as well to all amateurs and fans, and general costumers:

Switzerland Head Office	Croatia	Karabakh	Qatar
Albania	Cuba	Kazakhstan	Romania
Algeria	Cyprus	Kenya	Russian Federation
Andorra	Czech Republic	Kuwait	San Marino
Angola	Denmark	Latvia	Saudi Arabia
Argentina	Dominican Republic	Liechtenstein	Serbia
Armenia	Egypt	Lithuania	Seychelles
Australia	Estonia	Luxembourg	Slovakia
Austria	Finland	Macedonia	Slovenia
Azerbaijan	France	Malta	South Africa
Barbados	Georgia	Mauritius	Spain
Bashkortostan (Russia)	Germany	Mexico	Sri Lanka
Belarus	Greece	Moldova	Sweden
Belgium	Hungary	Monaco	Switzerland
Bosnia and Herzegovina	Iceland	Montenegro	Trinidad And Tobago
Brazil	India	Morocco	Turkey
Bulgaria	Indonesia	Netherlands	Turkmenistan
Canada	Iran	New Zealand	Ukraine
Chile	Ireland	Nigeria	United Arab Emirates
China	Israel	Norway	United Kingdom
Colombia	Italy	Pakistan	United States of America
Congo	Jamaica	Poland	Uzbekistan
Costa Rica	Japan	Portugal	Venezuela

EXHIBIT D

FORECASTED BUSINESS PLAN

Period	Basic Sporting Equipment for athletes, masters & leaders (Estimated 1.2 Million Total Costumers)	Additional Sporting Merchandise for athletes, masters, leaders & fans (Estimate 3 Million Total Costumers)
2018	Estimated Costumers to supply during period: Forty Percent (40%) of Total Costumers	Estimated Costumers to Supply during period: Fifteen Percent (15%) of Total Costumers
2019-2042	Estimated Yearly Growth Rate: Five Percent (+5%) Over Prior Year Estimated	Estimated Yearly Growth Rate: Five Percent (+5%) Over Prior Year Estimated